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                                                 Filed by Veeco Instruments Inc.
                           Filed pursuant to Rules 165 and 425 promulgated under
                        the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities
                                               Exchange Act of 1934, as amended.
                                        Subject Company:  Veeco Instruments Inc.
                                                    Commission File No.: 0-16244


                                         On July 12, 2002, Veeco and FEI jointly
                             made available the following questions and answers.


VEECO AND FEI SIGN DEFINITIVE MERGER AGREEMENT
INVESTOR Q&A


Q.  WHAT IS THE NAME OF THE NEW COMPANY?

A. The new company will be named Veeco FEI Inc. and will continue to trade on the Nasdaq market under the symbol VECO.


Q.  WHAT ARE THE TERMS OF THE TRANSACTION?

A. Under the terms of the merger agreement, unanimously approved by the Boards of Directors of both companies, FEI shareholders will receive 1.355 shares of Veeco common stock for each share of FEI they own. Based on FEI's approximately 32 million diluted shares outstanding, FEI stockholders will receive approximately 44 million Veeco FEI shares with a current value of approximately $1 billion.


Q.  WHO WILL BE ON THE MANAGEMENT TEAM OF THE VEECO FEI?

A. Ed Braun, Veeco's CEO, will be the CEO and President of Veeco FEI. Vahe Sarkissian, FEI's Chairman and CEO, will be Chairman of the Board and Chief Strategy Officer. Jack Rein, Executive Vice President and CFO of Veeco, will be the CFO of Veeco FEI.

Veeco and FEI senior managements will work together on an integration plan, which will be further detailed at the time of the transaction's close.


Q. WHAT IS THE AMOUNT OF THE ONE-TIME MERGER OR RESTRUCTURING-RELATED CHARGES? HOW MUCH GOODWILL WILL BE CREATED AS A RESULT OF THE MERGER? WILL THERE BE A WRITE-OFF FOR IN-PROCESS RESEARCH AND DEVELOPMENT? WHAT IS THE EXPECTED AMOUNT OF ONGOING INTANGIBLE AMORTIZATION AND THE IMPACT ON EARNINGS?

A. Veeco and FEI management expect the combined company's financial statements to be impacted by treatment of purchase accounting on amortization expense, a sizeable in-process R&D write-off, inventory capitalization and SAB 101 deferred revenue recognition. These amounts are very fact sensitive and require time consuming and detailed independent appraisals, which will be undertaken over the next several months. Management will provide detailed information on these accounting treatments upon completion of the merger.


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Q.  IS THE DEAL ACCRETIVE?

A. Yes, the transaction is expected to be accretive to Veeco's current 2003 analyst consensus estimates on a pro-forma basis. The transaction is expected to be dilutive to Veeco on a GAAP basis when including the expected impact of purchase accounting on amortization expense, in-process R&D write-off, inventory capitalization and SAB 101 deferred revenue RECOGNITION. Veeco FEI management will provide further information on the expected impact of purchase accounting on the combined company's financial statements upon completion of the merger.


Q.  DOES THIS CHANGE YOUR JUNE QUARTER REVENUE AND EPS GUIDANCE FOR
EITHER COMPANY?

A. No. The announcement will not have any impact on the current quarter guidance, as the transaction is not expected to close until the fourth quarter. Veeco and FEI's unchanged second quarter 2002 guidance was provided in this morning's press release. Both companies will provide stand-alone guidance for the third quarter when announcing second quarter results in several weeks.


Q. WHAT ARE YOUR PROJECTED REVENUE TARGETS OVER THE NEXT SIX QUARTERS? HOW DO YOU EXPECT THE MERGER TO BE ACCRETIVE TO SALES GROWTH?

A. Historically, both Veeco and FEI have been cautious in providing forward looking guidance, especially in the recent market climate, providing it only on a quarter to quarter basis. We will provide further guidance upon completion of the merger.


Q.  WHAT TYPE OF SYNERGIES DO YOU ANTICIPATE GENERATING FROM THE MERGER?

A. Veeco and FEI anticipate cost synergies of approximately $8-10 million (on an annualized basis) resulting from integration of the company's sales and support network, supplier management, and manufacturing and administrative efficiencies.

Q.  HOW DOES THE REVENUE OF THE COMBINED COMPANY BREAK DOWN BY END
MARKET?

A. Based upon last year's sales, Veeco FEI sales by market would have been 23% data storage, 28% semiconductor, 33% scientific research and 16% telecommunications/ wireless. In the first quarter of 2002, the combined company's sales would have been 20% data storage, 29% semi, 41% research and 10% telecom/wireless.

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Q.  HOW DOES REVENUE FOR PROCESS EQUIPMENT AND METROLOGY BREAK DOWN FOR THE
COMBINED COMPANY?

A. 2001 revenues for Veeco FEI would have been 34 percent for process equipment and 66 percent for metrology. In the first quarter of 2002, the combined company's sales would have been 27% process equipment and 73% metrology.


Q.  ARE YOU PLANNING TO RAISE ADDITIONAL FINANCING AS PART OF THIS MERGER?

A. No, not currently. Since this is a stock-for-stock deal, the merger consideration will not require cash financing. Both companies have healthy balance sheets: combined, Veeco FEI will have approximately $476 million in cash and cash equivalents on the balance sheet.


Q. DOES THE MERGER TRIGGER ANY IMPACT ON THE COMPANIES' CONVERTIBLE BONDS? IF SO, WHAT?

A. The transaction will not trigger any repurchase obligation of either company's convertible bonds. The conversion price for FEI's convertible debt will be adjusted to $36.55 from the current conversion price of $49.52. Additionally, FEI's $175 million of convertible debt will be convertible into
4.7425 million shares of Veeco FEI stock instead of the current 3.5 million shares of FEI stock.


Q.  WHAT ARE THE TAX IMPLICATIONS FOR THE MERGER?

A. The transaction will be a tax-free exchange of shares for FEI shareholders.


Q. DO YOU ANTICIPATE ANY ANTITRUST ISSUES? IF SO, WHAT? WHAT OTHER APPROVALS ARE REQUIRED?

A. The transaction will be subject to review under the Hart-Scott-Rodino Act and certain other applicable foreign competition regulations.


Q.  WHAT IS THE HEADCOUNT OF THE COMBINED COMPANY?

A. As of June 30, FEI had approximately 1,580 employees and Veeco had approximately 1,320. On a combined basis, the Company will have approximately 2,900 employees worldwide.



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Q.  PLEASE REVIEW THE ACCOUNTING STRUCTURE - HOW DO WE MODEL GOING FORWARD?

A. Veeco will be the surviving entity from an accounting standpoint. Under purchase accounting rules, Veeco's historical financials will become Veeco FEI's historical financials. Going forward, Veeco FEI's combined financials will be reported starting with the date the merger is completed. As discussed above, Veeco FEI management will provide further guidance on modeling at the time the merger is completed.


Q.  WHAT WILL VEECO FEI'S SHAREHOLDER COMPOSITION BE?

Veeco shareholders will own approximately 40 percent of the new company, FEI shareholders will own approximately 45 percent and Philips Business Electronics International B.V will own 15 percent.


Q.  HAS PHILIPS AGREED TO VOTE IN FAVOR OF THIS MERGER?

A.  Yes, Philips has agreed to vote its shares in favor of the merger.


Q.  WHEN DO YOU EXPECT A REGISTRATION/PROXY STATEMENT TO BE FILED WITH THE
SEC?

A. We expect to follow a normal transaction timetable and expect to file the proxy within approximately three weeks of the announcement date. The mailing date will depend on when we receive SEC clearance of the proxy/registration.


Q.  DO YOU PLAN TO WORK WITH ISS TO ENSURE A SUCCESSFUL VOTE?

A. We will discuss the benefits and details of the merger with ISS and any other investor or third-party intermediary who may require further information in order to make an informed decision.

Q.  WHO WERE THE FINANCIAL ADVISORS ON THE TRANSACTION?

A. Salomon Smith Barney was the advisor to Veeco and Credit Suisse First Boston was the advisor to FEI.


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Q.  DOES THIS MERGER SIGNIFY A STRATEGIC MOVE FOR VEECO AWAY FROM PROCESS
EQUIPMENT?

A. No, while this merger will increase our Metrology sales, Veeco remains committed to the Process Equipment product line. This merger will give the combined company greater opportunities to cross-sell Process Equipment and Metrology solutions to its core customer base.




CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.



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